# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: United Acquisition Corp. I, CIK 0002098669
CUSIP: G92ALM108
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 7100 W CAMINO REAL SUITE 302-48, BOCA RATON, Florida (FL), 33433
Date of event which requires filing of this statement: 03/14/2026
Amends the filing with accession number 0001493152-26-007514
Filed by CIK 0002098617
Persons authorized to receive notices and communications: Paul Packer, 7100 W Camino Real Suite 302-48, Boca Raton, Florida (FL), 33433, (212) 847-3248

## Reporting persons
- United Acquisition SPAC LLC (CIK 0002098617): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,469,557; shared voting power 0; sole dispositive power 3,469,557; shared dispositive power 0; aggregate amount beneficially owned 3,469,557 (25% of the class)
  Comment: (1) Includes 175,457 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 3,294,100 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), exclusive of 439,233 Class B Ordinary Shares which were forfeited following the expiration of the remaining portion of the underwriters' over-allotment option on March 14, 2026, and which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described in the Issuer's registration statement on Form S-1, as amended (File No. 333-291904) (the "Registration Statement"). The 175,457 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-quarter of one warrant, each whole warrant exercisable into one Class A Ordinary Share on the later of (i) January 30, 2027, and (ii) the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Securities Purchase Agreement by and between United Acquisition SPAC LLC (the "Sponsor") and the Issuer (the "Private Placement Securities Purchase Agreement"). Paul Packer, the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of the Issuer, is the managing member of the Sponsor and accordingly Mr. Packer may be deemed to have beneficial ownership of securities reported herein. Mr. Packer disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein.
  
  (2) Excludes 2,383,257 Class A Ordinary Shares which will be issued upon the exercise of (i) 43,864 warrants included in the private placement units and (ii) 2,339,393 additional warrants purchased pursuant to the Private Placement Securities Purchase Agreement.
- Paul Packer (CIK 0001268460): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,469,557; shared voting power 0; sole dispositive power 3,469,557; shared dispositive power 0; aggregate amount beneficially owned 3,469,557 (25% of the class)
  Comment: (1) Includes 175,457 of the Issuer's Class A Ordinary Shares and 3,294,100 of the Issuer's Class B Ordinary Shares, exclusive of 439,233 Class B Ordinary Shares which were forfeited following the expiration of the remaining portion of the underwriters' over-allotment option on March 14, 2026, and which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described in the Issuer's Registration Statement. The 175,457 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-quarter of one warrant, each whole warrant exercisable into one Class A Ordinary Share on the later of (i) January 30, 2027, and (ii) the consummation of the Issuer's initial business combination), acquired pursuant to the Private Placement Securities Purchase Agreement. Paul Packer, the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of the Issuer, is the managing member of the Sponsor and accordingly Mr. Packer may be deemed to have beneficial ownership of securities reported herein. Mr. Packer disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein.
  
  (2) Excludes 2,383,257 Class A Ordinary Shares which will be issued upon the exercise of (i) 43,864 warrants included in the private placement units and (ii) 2,339,393 additional warrants purchased pursuant to the Private Placement Securities Purchase Agreement.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value
Name of issuer: United Acquisition Corp. I
Address of issuer's principal executive offices: 7100 W CAMINO REAL SUITE 302-48, BOCA RATON, Florida (FL), 33433
Comment: This Amendment No. 1 (the "Amendment No. 1") to the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on February 19, 2026 (the "Original Schedule 13D") is being filed on behalf of the Reporting Persons (as defined below) with respect to the shares of Class A Ordinary Shares of United Acquisition Corp. I, a Cayman Islands exempt company (the "Company"). Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Amendment No. 1 which are not defined herein have the meanings given to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2(a) is hereby amended and restated as follows: This statement is filed by: (i) the Sponsor, which is the holder of record of approximately 25.0% of the issued and outstanding Ordinary Shares (13,853,680) based on the number of Class A Ordinary Shares (10,459,580) outstanding as of February 12, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on February 17, 2026, and Class B Ordinary Shares (3,394,100) outstanding as of March 14, 2026; (ii) Paul Packer, the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of the Issuer and the managing member of the Sponsor (collectively, the "Reporting Persons"). All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows: In connection with the organization of the Issuer, on October 24, 2025, 2,875,000 Class B Ordinary Shares (the "Founder Shares") were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Purchase Agreement, dated as of October 24, 2025, by and between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"), as more fully described in Item 6 of the Original Schedule 13D, which information is incorporated herein by reference. In November 2025, the Issuer effected a share dividend, resulting in the Sponsor holding an aggregate of 3,833,333 Founder Shares. Subsequently, the Sponsor transferred 25,000 Founder Shares to four of the Issuer's independent directors at their original purchase price of $0.007 per share, resulting in the Sponsor holding an aggregate of 3,733,333 Founder Shares, up to 500,000 of which were subject to forfeiture to the extent that the underwriters' over-allotment option in connection with the IPO was not exercised in full.

On January 30, 2026, simultaneously with the consummation of the Issuer's IPO, the Sponsor purchased 175,000 units ("Private Placement Units") of the Issuer at $10.00 per Private Placement Unit, pursuant to the Private Placement Securities Purchase Agreement, dated as of January 28, 2026, as more fully described in Item 6 of this Amendment No. 1, which information is incorporated herein by reference. On February 12, 2026, in connection with the partial exercise by the underwriters of their over-allotment option, the Sponsor purchased 457 additional Private Placement Units at $10.00 per Private Placement Unit, pursuant to the Private Placement Securities Purchase Agreement. Each Private Placement Unit consists of one Class A Ordinary Share and one-quarter of a warrant, with each whole warrant exercisable into one Class A ordinary share at an exercise price of $11.50, subject to adjustment, on the later of (i) January 30, 2027, and (ii) the consummation of the Issuer's initial business combination (as described more fully in the Issuer's Final Prospectus dated January 28, 2026).

On February 11, 2026, the underwriters partially exercised their over-allotment option. As a result, 439,233 Class B Ordinary Shares were forfeited by the Sponsor to the Issuer at no cost in connection with the expiration of the remaining portion of the underwriters' over-allotment option on March 14, 2026.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; tax considerations; the relative attractiveness of alternative business and investment opportunities; and other future developments. Subject to the restrictions described herein, including certain lock-up restrictions as further described in Item 6 below, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, in their position as a securityholder of the Issuer and Mr. Packer's position as a director and executive officer of the Issuer, may engage in discussions with other members of management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a business combination, as contemplated in the Issuer's Amended and Restated Memorandum and Articles of Association, a merger, reorganization or transactions that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; changes in the Issuer's Amended and Restated Memorandum and Articles of Association, agreements, collaborations and other business arrangements between or involving the Reporting Persons and the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. Other than as described above or other than as may have arisen in Mr. Packer's capacity as a director and executive officer of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of the Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time. To the extent Mr. Packer may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director or executive officer of the Issuer, the Reporting Persons do not expect to disclose such developments of his involvement by amending this statement. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 in the Original Schedule 13D, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows: The aggregate number and percentage of Class A Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 13,853,680 Ordinary Shares, including 10,459,580 Class A Ordinary Shares and 3,394,100 Class B Ordinary Shares, outstanding as of March 14, 2026) are as follows:

Sponsor: Amount beneficially owned: 3,469,557 and Percentage: 25.0%; and Paul Packer: Amount beneficially owned: 3,469,557 and Percentage: 25.0%.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows: The aggregate number and percentage of Class A Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 13,853,680 Ordinary Shares, including 10,459,580 Class A Ordinary Shares and 3,394,100 Class B Ordinary Shares, outstanding as of March 14, 2026) are as follows:

(x) Sponsor:
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 3,469,557
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 3,469,557
iv. Shared power to dispose or to direct the disposition of: 0

(y) Paul Packer:
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 3,469,557
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 3,469,557
iv. Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Amendment No. 1 and Item 4 and Item 6 of the Original Schedule 13D, which information is incorporated herein by reference.

## Signatures
- United Acquisition SPAC LLC: /s/ Paul Packer, Paul Packer, Managing Member (03/17/2026)
- Paul Packer: /s/ Paul Packer, Paul Packer (03/17/2026)